Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

SC TO

FS MVP Private Markets Fund

Table 1 to Paragraph (a)(7)

Line Item Type	Notes	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees to be Paid	(1)	$71,583,139.00	0.0001381	$9,885.63

Total Transaction Valuation:		$71,583,139.00
Total Fees Due for Filing:				$9,885.63
Total Fees Previously Paid:
Total Fee Offsets:				0.00
Net Fee Due:				$9,885.63

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Offering Note(s)

(1)	Estimated for purposes of calculating the amount of the filing fee only. The amount is based upon the offer to purchase up to 5,304,869 Shares outstanding (approximately 5.00% of the net assets of the Fund as of September 30, 2025).